FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of April 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F             X                      Form 40-F
              --------------                                      --------------
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                                           No                        X
              --------------                                      --------------

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2001
                                    SUN INTERNATIONAL HOTELS LIMITED

                                    By:           /s/Charles D. Adamo
                                                  -------------------
                                    Name:         Charles D. Adamo
                                    Title:        Executive Vice President
                                                  Corporate Development and General Counsel

EXHIBIT LIST

Exhibit           Description                                                                Page No.
-------           -----------                                                                --------

1.                Press Release dated 4/18/01
                  Scheduled Closing Of Resorts Sale                                              4

Sun International

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: 1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES

SCHEDULED CLOSING OF RESORTS SALE

PARADISE ISLAND, The Bahamas, April 18, 2001 – Sun International Hotels Limited (NYSE:SIH) today announced that the closing of the sale of the Resorts Casino Hotel to an affiliate of Colony Capital LLC is scheduled for April 26, 2001. At the Closing, the Company will receive approximately $126 million in cash and $17.5 million of Subordinated Notes. The Subordinated Notes will have a maturity of seven years and bear interest at 12.5% per annum. The interest is payable 50% in cash and 50% in additional Subordinated Notes. The $126 million in cash will be used to permanently reduce debt under the Company’s Bank Credit Facility. The Company has been advised by Colony that it has committed financing for the acquisition, which is being led by Merrill Lynch. As part of the purchase agreement, Colony has an option to acquire additional real estate adjacent to the Resorts Casino Hotel for $40 million.

Sun International Hotels Limited is an international resort and gaming company that develops, operates and manages premier resort and casino properties. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Atlantic City, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of the Mohegan Sun Casino, operated by an unaffiliated entity in Connecticut.

The Company’s largest property is Atlantis, a 2,317-room resort and casino located on Paradise Island, The Bahamas. The ocean-themed environment of Atlantis includes a 14-acre saltwater marine life habitat which features the world’s largest open air aquarium, showcasing over 100 species of marine life, waterfalls, lagoons, adventure walks and a clear tunnel submerged in a predator lagoon through which visitors can walk and be surrounded by sharks, sea, turtles, stingrays and other marine life.

Certain statements and information included in this release constitute “forward looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management’s projections, forecasts, estimates and expectations is contained in the company’s SEC filings.

Inquiries should be directed to John Allison, Executive Vice President - Chief Financial Officer of Sun International Hotels Limited at 1.242.363.6016